United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 1-11596	CUSIP Number 714157-10-4
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2013
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Perma-Fix Environmental Services, Inc.
Full Name of Registrant

Former Name if Applicable
8302 Dunwoody Place, Suite 250
Address of Principal Executive Office (Street and Number)
Atlanta, Georgia 30350
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is filing this Notification of Late Filing on Form 12b-25 with respect to its Form 10-Q for the quarter ended September 30, 2013. On November 13, 2013, the Company's Audit Committee, after considering and concurring with the recommendation of management and the Company’s independent registered public accounting firm, BDO USA, LLP, that due to a certain tax issue relating to Diversified Scientific Services, Inc. ("DSSI") in existence at the time that the Company acquired DSSI during 2000, the Company will be required to restate the financial statements contained in its 2012 Form 10-K (the "Relevant Periods"). The Company's Audit Committee has concluded that due to the requirement to restate the financial statements for the Relevant Periods, the financial statements for the Relevant Periods should no longer be relied upon. The Company anticipates filing a Form 8-K to discuss the tax issue and the restatement. As a result of the restatement, the Company will not be in a position to file its Quarterly Report on Form 10-Q for quarter ended September 30, 2013, until it files the restated financial statements to be contained in a Form 10-K/A for year ended December 31, 2012. As a result, the Company does not believe it will be able to file its Quarterly Report for quarter September 30, 2013, within the five-day extension period offered by Rule 12b-25 of the Securities Act of 1934, as amended.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Ben Naccarato	770	587-9898
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The registrant estimates that it will have revenues of approximately $19.1 million and $61.7 million for the three and nine months ended September 30, 2013, respectively, from our continuing operations, as compared to revenues of approximately $29.2 million and $100.8 million, respectively, for the corresponding periods of 2012. Also, the registrant estimates that it will have net losses of approximately $567,000 and $4.4 million for the three and nine months ended September 30, 2013, respectively, from our continuing operations, as compared to net losses of approximately $472,000 and $2.3 million, respectively, for the corresponding periods of 2012. The registrant estimates that it will have net losses of approximately $240,000 and $224,000 for the three and nine months ended September 30, 2013, respectively, from our discontinued operations, as compared to net losses of $61,000 and $259,000, respectively, for the corresponding periods of 2012. Net losses per share attributable to Perma-Fix Environmental Services, Inc. stockholders (basic and diluted) were $(.07) and $(.41) for the three and nine months ended September 30, 2013, respectively, as compared to net losses of $(.05) and $(.24) for the corresponding periods of 2012, respectively.

PERMA-FIX ENVIRONMENTAL SERVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-13-2013	By /s/	Ben Naccarato	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).